SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
 OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                                                                                                     Commission File Number 000-24778

Texas Vanguard Oil Company
(Exact name of registrant as specified in its charter)

9811 Anderson Mill Road, Suite 202
Austin, Texas 78750
(Address of principal executive office)
Issuer's telephone number:   (512) 331-6781

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[ X ] Rule 12g-4(a)(1)

[ ] Rule 12g-4(a)(2)

[ ] Rule 12h-3(b)(1)(i)

[ ] Rule 12h-3(b)(1)(ii)

[ ] Rule 15d-6

Approximate number of holders of record as of the certification or notice date:  173

Pursuant to the requirements of the Securities Exchange Act of 1934, Texas Vanguard Oil Company has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

TEXAS VANGUARD OIL COMPANY

By:	/s/ William G. Watson

Date:  May 21, 2014